UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549



05041216

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 44328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2004___ AND ENDING___12/31/2004___
....MM/DD/YY..MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OPTIONS TRADING ASSOCIATES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Manhattanville Road

OFFICIAL USE ONLY
FIRM ID. NO.

(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Santori   (914) 694-5800

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	PROCESSED	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 3 1 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number



OATH OR AFFIRMATION

I, _James W. Santori_____ swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Options Trading Associates LLC_____, as of

_December 31_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, pro-

prietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_James W. Chester_____

CFO   Signature

_____
                               Title

_____ _Stephen J. Regina Jr._____
Notary Public   01RO6117754 6/28/2009

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



OPTIONS TRADING ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants


INTERNATIONAL

OPTIONS TRADING ASSOCIATES LLC



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Options Trading Associates LLC

We have audited the accompanying statement of financial condition of Options Trading Associates LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Options Trading Associates LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 28, 2005

1

OPTIONS TRADING ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 26,782
Receivable from Broker-dealers and Clearing Organizations (Note 2)	282,587,370
Securities and Options Owned, at market value (Note 2)	627,183,672
Other Assets	320,055
Total Assets	**$910,117,879**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Payable to broker-dealer and clearing organizations	$ 417,046
Securities and options sold, not yet purchased, at market value (Note 2)	688,958,057
Due to Parent	60,100,000
Accrued expenses and other liabilities	477,892
Total liabilities	**749,952,995**
Member's Equity	160,164,884
Total Liabilities and Member's Equity	**$910,117,879**

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Options Trading Associates LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Pacific Exchange. The Company trades for its own account.

Since September 2004, OTA Multi-Strategy Holdings, Ltd. (the "Parent"), a company incorporated under the laws of the Cayman Islands, has been the sole member of the Company. Prior to September 2004, the Company was a wholly owned subsidiary of OTA LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records transactions in securities and options and the related revenue and expenses on a trade-date basis.

Securities and options owned or securities and options sold, not yet purchased by the Company are valued at their prevailing market prices. All resulting gains and losses are reflected in Member's equity.

In the course of its normal trading activities, the Company is a party to financial instruments which involve, to indeterminable degrees, market risk in excess of that presented in the statement of financial condition. These instruments include puts and calls written on stock and obligations arising from securities sold, not yet purchased.

The clearing and depository operations for the Company's security and option transactions are provided by two brokers. At December 31, 2004, all of the securities and options owned and the amount receivable from clearing brokers reflected in the statement of financial condition are security positions with and amounts due from these clearing brokers.

Additionally, securities and options sold, not yet purchased, are subject to margin requirements.

No provision is made in the accompanying financial statement for federal or state income taxes since such liabilities are the responsibility of the Member.

The Company maintains cash in a bank deposit account which, at times, may exceed federally insured limits.

3. RELATED PARTY TRANSACTION:

The amount due to Parent is unsecured and noninterest-bearing.

4. **NET CAPITAL REQUIREMENTS:**

As a registered broker-dealer and member of the Pacific Exchange, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2004, the Company had net capital of $89,545,050, which exceeded its requirement of $4,010,000 by $85,535,050.

5. **DERIVATIVE FINANCIAL INSTRUMENTS:**

The Company's activities include the purchase and sale of a variety of derivative financial instruments in the form of equity options, index options, futures and other similar instruments. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in Member's equity.

6. **SUBSEQUENT EVENT:**

Subsequent to December 31, 2004, the Parent effected contributions of $22,519,000.



OPTIONS TRADING ASSOCIATES LLC

INDEPENDENT AUDITOR'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2004

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Options Trading Associates LLC

In planning and performing our audit of the financial statements and supplemental schedule of Options Trading Associates LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

0

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TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Options Trading Associates LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Pacific Exchange and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 28, 2005